Exhibit 99.1

RRsat Global Communications Network Ltd.

Reem, Israel

April 28,2011

The 2011 Annual General Meeting of Shareholders of RRsat Global Communications Network Ltd. is scheduled to take place in June 2011 or such other time as may be determined by our board of directors.

We will distribute to all shareholders of record a notice and proxy statement, which will include the full version of the proposed resolutions, as we approach the date of the meeting.  One of the items on the agenda for the meeting will be the election of directors to our board of directors.  If you would like our board of directors to consider a nominee for election to our board of directors, please send your proposal to the company’s attention at D.N. Shikmim, Reem 79813, Israel, no later than May 13, 2011.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors